

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

Christian Kopfli, Esq.
Chief Executive Officer
Chromocell Therapeutics Corporation
675 US Highway Route 1 South
North Brunswick, NJ 08906

> **Re: Chromocell Therapeutics Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 30, 2023**
> **File No. 333-269188**

Dear Christian Kopfli:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed June 30, 2023

Recent Developments, page 1

1. We note the liquidation preference on your Series B preferred stock. Please include a summary risk factor disclosure, and a full risk factor, addressing the material risks to your common stockholders associated with the liquidation preference on the preferred stock, including that the liquidation preference could have the effect of preventing your common stockholders from receiving any proceeds in the event your company is liquidated. In addition, please revise your risk factors and similar statements throughout your filing to acknowledge that your Series B preferred stock is entitled to an 10% annual dividend.

You may contact Kristin Lochhead at 202-551-3664 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Danovitch, Esq.